                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                    FORM 11-K

                 Annual Report Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934

(Mark One)

     [X] Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee required).

     For the fiscal year ended December 31, 1997
                               -----------------

                                       Or

     [ ] Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required).

     For the transition period from ________________ to _________________

     Commission File Number: 1-10160

            UNION PLANTERS CORPORATION 401(k) RETIREMENT SAVINGS PLAN
                              (Full Title of Plan)

                           UNION PLANTERS CORPORATION
        (Name of Issuer of Certain Securities Held Pursuant to the Plan)

                           7130 Goodlett Farms Parkway
                            Memphis, Tennessee 38018
                                 (901) 383-6000

                              REQUIRED INFORMATION

The Union Planters Corporation 401(k) Retirement Savings Plan is subject to ERISA and elects to file Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA as permitted by Paragraph 4.

The Union Planters Corporation 401(k) Retirement Savings Plan Financial Statements and Additional Information as of December 31, 1997 annexed as Exhibit A hereto are hereby incorporated by reference herein, and are included as a part of this Annual Report.

Additional Exhibit:

     23   Consent of Price Waterhouse LLP

                                   SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan's Administrative Committee has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                         UNION PLANTERS CORPORATION 401(k)
                         RETIREMENT SAVINGS PLAN

Date: June 30, 1998


                         By: /s/ Emmett J. House
                             -----------------------------------------------
                             Emmett J. House, a Co-Administrator of the Plan

                         By: /s/ M. Kirk Walters
                             -----------------------------------------------
                             M. Kirk Walters, a Co-Administrator of the Plan

                         By: /s/ John W. Parker
                             -----------------------------------------------
                             John W. Parker, a Co-Administrator of the Plan

                                   EXHIBIT A

                                                                          [LOGO]


UNION PLANTERS CORPORATION
401(K) RETIREMENT SAVINGS PLAN
FINANCIAL STATEMENTS AND
 ADDITIONAL INFORMATION
DECEMBER 31, 1997 AND 1996

UNION PLANTERS CORPORATION
401(K) RETIREMENT SAVINGS PLAN
INDEX TO THE FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION

                                                                                           PAGE
Report of Independent Accountants                                                            1

Financial Statements

   Statement of Net Assets Available for Benefits                                            2

   Statement of Changes in Net Assets Available for Benefits                                 3

   Notes to Financial Statements                                                          4-16

Additional Information

   Schedule of Investments at December 31, 1997                                             17

   Schedule of Reportable Transactions for the Year Ended
    December 31, 1997                                                                       18












         All other schedules required by the Department of Labor Rules and Regulations are omitted because they are not applicable or the required information is included in the financial
                       statements or accompanying notes.

     Price Waterhouse LLP      One Commerce Square        Telephone 901 523 8000
                               Suite 2600                 Facsimile 901 525 1718
                               Memphis, TN 38103



PRICE WATERHOUSE                                          [LOGO]





                        REPORT OF INDEPENDENT ACCOUNTANTS


June 4, 1998

To the Participants and Administrative Committee of the Union Planters Corporation 401(k)
Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Union Planters Corporation 401(k) Retirement Savings Plan (the "Plan") at December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Note 1 to the financial statements, various plans were merged with the Plan during the years ended December 31, 1997 and 1996.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by the Employee Retirement Income Security Act of 1974 ("ERISA"). Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ Price Waterhouse LLP

UNION PLANTERS CORPORATION
401(K) RETIREMENT SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                                                                                         DECEMBER 31,
                                                                                   1997                1996
                                                                                   ----                ----
ASSETS
  Investments, at fair value
       Short-term investments                                                  $  5,559,366        $ 4,764,318
       Common stock                                                              91,618,540         32,282,721
       Equity common trust funds                                                 39,913,366         31,602,852
       Fixed income common trust funds                                           20,797,149         19,530,197
       Notes receivable from participants                                           908,055            282,128
                                                                               ------------        -----------

         Total investments (cost $74,165,005 and $60,247,696
         at December 31, 1997 and December 31, 1996,
         respectively)                                                          158,796,476         88,462,216

       Cash                                                                          20,314          1,811,203
       Due from brokers                                                             281,662          1,068,974
       Accrued interest and dividends receivable                                         33             20,398
       Contributions receivable
        Employee                                                                         --            272,794
        Employer                                                                     30,413            114,528
                                                                               ------------        -----------

                    Total assets                                                159,128,898         91,750,113
                                                                               ------------        -----------

LIABILITIES
       Due to brokers                                                               137,551          1,752,422
                                                                               ------------        -----------

          NET ASSETS AVAILABLE FOR BENEFITS                                    $158,991,347        $89,997,691
                                                                               ============        ===========




  The accompanying notes are an integral part of these financial statements.

UNION PLANTERS CORPORATION
401(K) RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                                                 FOR THE
                                                                               YEAR ENDED
                                                                              DECEMBER 31,

                                                                        1997                1996
                                                                        ----                ----
INVESTMENT INCOME
  Interest and dividends                                           $  2,457,197          $ 1,123,531
  Net realized gain on sale of investments                            3,983,966              169,473
  Net change in unrealized appreciation in the fair
   value of investments                                              41,563,339           10,600,717
                                                                   ------------          -----------

      Net investment income                                          48,004,502           11,893,721
                                                                   ------------          -----------
CONTRIBUTIONS AND ROLLOVERS
  Employee contributions                                              7,941,918            6,250,532
  Employer contributions                                              3,703,225            2,949,699
  Rollovers of assets (Note 7)
    Cash                                                                138,911            1,263,538
    Common stock of Union Planters Corporation                          459,105              392,820
                                                                   ------------          -----------

      Total contributions and rollovers                              12,243,159           10,856,589

  Other receipts                                                         60,739                   --
                                                                   ------------          -----------

      Total additions                                                60,308,400           22,750,310

DISBURSEMENTS
  Payments to participants                                          (30,091,507)          (8,764,484)
  Other disbursements                                                   (41,719)              (1,650)
                                                                   ------------          -----------

  Net increase                                                       30,175,174           13,984,176
  Mergers of other plans (Note 1)                                    38,818,482            4,567,302
  Net assets available for benefits at beginning of period           89,997,691           71,446,213
                                                                   ------------          -----------

          NET ASSETS AVAILABLE FOR BENEFITS AT END OF PERIOD       $158,991,347          $89,997,691
                                                                   ============          ===========

   The accompanying notes are an integral part of these financial statements.

UNION PLANTERS CORPORATION
401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The accompanying financial statements of Union Planters (the "Corporation") 401(k) Retirement Savings Plan (the "Plan") are prepared using the accrual basis of accounting.

     BASIS OF PRESENTATION

     During the year ended December 31, 1997, various plans of the Corporation's subsidiaries were merged with the Plan as follows:

                                                      MERGER                        NET ASSETS
               NAME                                    DATE                       AT MERGER DATE
               ----                                    ----                       --------------

Leader Federal Bank for Savings Thrift            January 1, 1997                 $ 33,176,492
  Incentive Plan

Magnolia Federal Bank 401(k) Plan                 October 31, 1997                   5,641,990
                                                                                  ------------
                                                                                  $ 38,818,482
                                                                                  ============

During the year ended December 31, 1996, various plans of the Corporation's subsidiaries were merged with the Plan as follows:

                                                      MERGER                     NET ASSETS
               NAME                                    DATE                   AT MERGER DATE
               ----                                    ----                   --------------
First National Bank of West Memphis 401(k) Plan   March 5, 1996                $    263,000

Capital Bancorporation, Inc. 401(k) Plan          April 11, 1996                  3,556,623

Franklin Financial Group, Inc. 401(k) Plan        December 3, 1996                  314,488

BancAlabama, Inc. 401(k) Plan                     December 16, 1996                 198,042

Valley Federal Savings Bank 401(k) Plan           December 31, 1996                 235,149
                                                                               ------------
                                                                               $  4,567,302
                                                                               ============

UNION PLANTERS CORPORATION
401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         INVESTMENTS

         Investments of the Plan are stated at fair value determined by quoted prices in an active market, if available. The fair value shown for investments in common trust funds represents the estimated fair value as determined in good faith by the trustees of the funds. Many factors are considered in arriving at fair value; however, the realization value is the primary factor. The Plan recognizes realized gains and losses using the revalued cost method whereby realized gains and losses are calculated on sales proceeds less current value at the beginning of the year or acquisition cost if acquired during the year. Unrealized gains and losses are calculated as the current value of the investment held at the end of the year less the current value at the beginning of the year or acquisition cost if acquired during the year. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

         DISTRIBUTIONS PAYABLE

         In accordance with the American Institute of Certified Public Accountants Audit and Accounting Guide, Audits of Employee Benefit Plans, dated May 1, 1997, benefit payments payable to terminated participants totaling $4,655,720 and $2,999,283 at December 31, 1997 and 1996, respectively, have not been included as liabilities in the accompanying statements of net assets available for benefits.

         The following summarizes the distributions payable by fund at December 31, 1997 and 1996:

                                  DECEMBER 31,
FUND INFORMATION          1997                     1996
----------------   -----------------        -----------------
Money Market       $         180,085        $         169,485
Fixed Income                  74,430                  223,364
Balanced                     740,962                1,629,428
Equity                       633,904                  343,113
Common Stock               3,026,339                  633,893
                   -----------------        -----------------

                   $       4,655,720        $       2,999,283
                   =================        =================

UNION PLANTERS CORPORATION
401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     Beginning with the Plan year ended December 31, 1995, the option to defer payment of benefits was offered to terminating participants. The following summarizes, by fund, the amount of deferred benefits allocated to participants but not yet distributed at December 31, 1997 and 1996:

                                                    DECEMBER 31,
FUND INFORMATION                              1997               1996
----------------                        -------------      -----------------
Money Market                            $     165,906      $         141,375
Fixed Income                                  278,358                269,626
Balanced                                    1,690,835                967,629
Equity                                        780,915                775,497
Common Stock                                7,434,767              2,720,149
                                        -------------      -----------------

                                        $  10,350,781      $       4,874,276
                                        =============      =================




2. PLAN DESCRIPTION

   GENERAL

   The Union Planters Corporation Thrift and Savings Plan and the Union Planters Corporation Thrift and Savings Trust were adopted effective January 1, 1982 and restated effective January 1, 1986 to maintain compliance with certain legislative requirements which had been revised. Effective January 1, 1989, the Union Planters Corporation Thrift and Savings Plan was converted into the Union Planters Corporation 401(k) Retirement Savings Plan. In July 1994, the Plan was amended to permit each participant in the Plan to elect among five investment fund options, including shares of Union Planters Corporation Common Stock having a par value of $5.00 per share, commencing December 1, 1994. Before this amendment, the participants were permitted no such investment choices under the Plan. Accordingly, on December 1, 1994, certain investments held by the Plan were transferred at fair value to certain common trust funds managed by Union Planters Bank, National Association, in exchange for equivalent value interests in the common trust funds.

   The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan is administered by a 401(k) Retirement Savings Plan Administrative Committee (the "Committee") composed of certain Corporation affiliated members appointed by the Corporation's Board of Directors (the "Board"). In 1986, the Board appointed Union Planters Bank, National Association, as Trustee of the Plan. The Trustee receives all contributions and pays benefits in accordance with instructions given by the Committee. The Plan sponsor is the Corporation.

UNION PLANTERS CORPORATION
401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS



2.   PLAN DESCRIPTION (continued)

     The Plan is available to all employees of the corporation and its participating subsidiaries who complete one year of service and work 1,000 or more hours per year. Participation may be elected by the employee the first day of any month following the satisfaction of the eligibility requirements.

     CONTRIBUTIONS

     In order to participate, the employee must elect a Member Basic Contribution, which may be 1% to 16% of the employee's gross salary up to $160,000 or Base Pay if Base Pay is greater than $160,000. The maximum contribution allowable by law was $9,500 for the years ended December 31, 1997 and 1996. The amount is typically increased each year based on the cost of living index. This contribution is made through pretax payroll deductions and is matched by the Corporation up to 6% of compensation based on a percentage determined by the employee's length of service as follows:
     50% for employees with up to 10 years of participating service, 75% for employees with 10 to 25 years of participating service and 100% for employees with 25 or more years of participating service. The matching percentage for employees who have participated in the Plan since its inception is determined based on their years of total service rather than their participating service.

     The employee may also elect a rollover contribution which is not matched by the Corporation. An employee receiving a lump sum distribution from a qualified retirement plan may choose to invest all or part of that distribution in the Plan. Participation in the Member Basic Contribution in prior periods is not required to make a rollover contribution.

     In addition to the normal matching of Member Basic Contributions, the Corporation may elect to contribute an additional discretionary amount to the Plan. No such additional contributions were made during the years ended December 31, 1997 or 1996.

UNION PLANTERS CORPORATION
401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

2.   PLAN DESCRIPTION (CONTINUED)

     VESTING

     Plan participants are 100% vested in their contributions, including earnings through the most recent Plan year-end. Earnings become vested interests in the Plan quarterly. Any non-vested earnings accruing during the year in which an employee terminates are forfeited by the employee. Additionally, vesting in Corporation contributions and related earnings commences after five years of participating service with 100% vesting. Total vesting also occurs upon total disability, death, retirement or other events as defined by the Plan. As of each Plan year-end, any amounts which have been forfeited during the Plan year are first made available to reinstate previously forfeited balances of former participants. Remaining forfeitures, if any, are allocated at the sole discretion of the Corporation. Upon retirement, total disability or death, participants or their beneficiaries become eligible for distribution within 60 days following the Plan year-end. Upon termination, participants become eligible for distribution within 60 days following the end of the month of such termination.

     PARTICIPANT LOANS

     The Plan Administrator may make loans to Plan participants only for purposes of purchasing a primary residence or for post-secondary education of an immediate family member.

     PLAN TERMINATION

     Although it has expressed no intent to do so, the Corporation has the right under the terms of the Plan to discontinue its contributions and terminate the Plan subject to the provisions of ERISA. In such event, Plan participants would become 100% vested in all contributions and earnings.

     All necessary expenses of the Plan may be paid by the Plan; however, the Corporation has customarily paid these expenses and presently intends to continue this practice.

     INVESTMENT OPTIONS


     Upon enrollment in the Plan, a participant may direct employee contributions in any of the following five investment options:

     Money Market Option - Participant directed funds are invested in money market funds which invest only in U.S. Government securities. Typically, these investments are U.S. Treasury Bills and short-term U.S. Treasury notes maturing in six months or less.

UNION PLANTERS CORPORATION
401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

2.   PLAN DESCRIPTION (continued)

     Fixed Income Option - Participant directed funds are primarily invested in the Employee Benefit Trust's Fixed Income Fund of Union Planters Bank, National Association and the Westport Bank & Trust Company Managed Guaranteed Investment Contract Fund. These funds invest in a wide range of high-quality, intermediate-term bonds and investment contracts. Issuers include the U.S. Government, U.S. Government agencies and well-known corporations, banks and insurance companies.

     Balanced Option - Participant directed funds are primarily invested in the Employee Benefit Trust's Equity Fund of Union Planters Bank, National Association and the Employee Benefit Trust's Fixed Income Fund of Union Planters Bank, National Association which provide a balanced portfolio of bonds and stocks. This option has a long-term goal of investing 60% in fixed income securities and 40% in equity securities.

     Equity Option - Participant directed funds are invested in the Employee Benefit Trust's Equity Fund of Union Planters Bank, National Association which invests in a broad mix of growth and income-oriented stocks and mutual funds, including securities from international and global markets.

     Common Stock Option - Participant directed funds are invested solely in Union Planters Corporation common stock.

     If a participant does not make a timely investment election with respect to their entire account balance, their account balance (or undirected portion thereof) will automatically be invested in the Balanced Option.


3.   FUND INFORMATION

     The following summarizes the fund information for the statement of net assets available for benefits and the statement of changes in net assets available for benefits:

UNION PLANTERS CORPORATION
401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

3. FUND INFORMATION (CONTINUED)

      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                                                                         DECEMBER 31, 1997
                                           -----------------------------------------------------------------------------
                                                                      FUND INFORMATION
                                           -----------------------------------------------------------------------------
                                           PARTICIPANT   MONEY        FIXED                                    COMMON
                                             LOANS       MARKET       INCOME       BALANCED       EQUITY        STOCK
                                           ----------- ----------   ----------   -----------   -----------   -----------
ASSETS
Investments, at fair value
   Short-term investments                   $ 65,229   $3,484,349   $        -   $         -   $   369,331   $ 1,499,453
   Common stock                                    -            -            -             -         1,869    91,616,671
   Equity common trust funds                       -            -            -    13,539,916    26,373,450             -
   Fixed income common trust funds                 -            -    4,601,629    16,195,520             -             -
   Notes receivable from participants        908,055            -            -             -             -             -
                                            --------   ----------   ----------   -----------   -----------   -----------

        Total investments                    973,284    3,484,349    4,601,629    29,735,436    26,744,650    93,116,124

Cash                                             341       16,183            -             -           895           844
Due from brokers                                   -            -       15,787       265,875             -             -
Accrued interest and dividends receivable
Contributions receivable                          33            -            -             -             -             -
   Employee                                        -            -            -             -             -             -
   Employer                                        -       25,631            -             -             -         4,782
                                            --------   ----------   ----------   -----------   -----------   -----------

        Total assets                         973,658    3,526,163    4,617,416    30,001,311    26,745,545    93,121,750
                                            --------   ----------   ----------   -----------   -----------   -----------

LIABILITIES
   Due to brokers                                  -            -            -             -       137,551             -
                                            --------   ----------   ----------   -----------   -----------   -----------

NET ASSETS AVAILABLE FOR BENEFITS           $973,658   $3,526,163   $4,617,416   $30,001,311   $26,607,994   $93,121,750
                                            ========   ==========   ==========   ===========   ===========   ===========


                                               DECEMBER 31, 1997
                                            -----------------------
                                             OTHER        TOTAL
                                            --------   ------------
ASSETS
Investments, at fair value
   Short-term investments                   $141,004   $  5,559,366
   Common stock                                    -     91,618,540
   Equity common trust funds                       -     39,913,366
   Fixed income common trust funds                 -     20,797,149
   Notes receivable from participants              -        908,055
                                            --------   ------------

        Total investments                    141,004    158,796,476

Cash                                           2,051         20,314
Due from brokers                                   -        281,662
Accrued interest and dividends receivable
Contributions receivable                           -             33
   Employee                                        -              -
   Employer                                        -         30,413
                                            --------   ------------

        Total assets                         143,055    159,128,898
                                            --------   ------------

LIABILITIES
   Due to brokers                                  -        137,551
                                            --------   ------------

NET ASSETS AVAILABLE FOR BENEFITS           $143,055   $158,991,347
                                            ========   ============

UNION PLANTERS CORPORATION
401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

3. FUND INFORMATION (CONTINUED)

      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                                                                         DECEMBER 31, 1996
                                           -----------------------------------------------------------------------------
                                                                      FUND INFORMATION
                                           -----------------------------------------------------------------------------
                                           PARTICIPANT   MONEY        FIXED                                    COMMON
                                             LOANS       MARKET       INCOME       BALANCED       EQUITY        STOCK
                                           ----------- ----------   ----------   -----------   -----------   -----------
ASSETS
Investments, at fair value
   Short-term investments                   $    992   $3,550,753   $    5,881   $    14,106   $    43,810   $     2,986
   Common stock                                    -            -            -             -             -    32,282,721
   Equity common trust funds                       -            -            -    11,920,109    19,682,743             -
   Fixed income common trust funds                 -            -    4,283,451    15,246,746             -             -
   Notes receivable from participants        282,128            -            -             -             -             -
                                            --------   ----------   ----------   -----------   -----------   -----------

        Total investments                    283,120    3,550,753    4,289,332    27,180,961    19,726,553    32,285,707

Cash                                             100            -            -             -       714,950     1,096,153
Due from brokers                                   -            -       23,497     1,045,477             -             -
Accrued interest and dividends receivable          8       15,943           87           270           342           170
Contributions receivable
   Employee                                        -            -            -             -             -             -
   Employer                                        -            -            -             -             -             -
                                            --------   ----------   ----------   -----------   -----------   -----------

        Total assets                         283,228    3,566,696    4,312,916    28,226,708    20,441,845    33,382,030
                                            --------   ----------   ----------   -----------   -----------   -----------
LIABILITIES
   Due to brokers                                  -       96,247            -             -       513,703             -
                                            --------   ----------   ----------   -----------   -----------   -----------

NET ASSETS AVAILABLE FOR BENEFITS           $283,228   $3,470,449   $4,312,916   $28,226,708   $19,928,142   $33,382,030
                                            ========   ==========   ==========   ===========   ===========   ===========


                                               DECEMBER 31, 1996
                                            -----------------------
                                             OTHER        TOTAL
                                            --------   ------------
ASSETS
Investments, at fair value
   Short-term investments                   $1,145,790 $  4,764,318
   Common stock                                      -   32,282,721
   Equity common trust funds                         -   31,602,852
   Fixed income common trust funds                   -   19,530,197
   Notes receivable from participants                -      282,128
                                            ---------- ------------

        Total investments                    1,145,790   88,462,216

Cash                                                 -    1,811,203
Due from brokers                                     -    1,068,974
Accrued interest and dividends receivable        3,578       20,398
Contributions receivable
   Employee                                    272,794      272,794
   Employer                                    114,528      114,528
                                            ---------- ------------

        Total assets                         1,536,690   91,750,113
                                            ---------- ------------

LIABILITIES
   Due to brokers                            1,142,472    1,752,422
                                            ---------- ------------

NET ASSETS AVAILABLE FOR BENEFITS           $  394,218 $ 89,997,691
                                            ========== ============

UNION PLANTERS CORPORATION
401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

3. FUND INFORMATION (CONTINUED)


 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                                                                     FOR THE YEAR ENDED DECEMBER 31, 1997
                                             -----------------------------------------------------------------------------------
                                                                         FUND INFORMATION
                                             -----------------------------------------------------------------------------------
                                              PARTICIPANT   MONEY         FIXED                                        COMMON
                                                LOANS       MARKET        INCOME        BALANCED        EQUITY          STOCK
                                             ----------   -----------   -----------   ------------   ------------   ------------
INVESTMENT INCOME
   Interest and dividends                      $ 79,290   $   197,763   $     2,257   $      7,937   $      8,979     $2,129,271
   Net realized gain on sale of investments         609             -        25,280        182,206         95,601      3,680,270
   Net change in unrealized appreciation
    in the fair value of investments                  -             -       298,088      3,030,051      3,498,302     34,736,898
                                               --------   -----------   -----------   ------------   ------------   ------------

        Net investment income                    79,899       197,763       325,625      3,220,194      3,602,882     40,546,439
                                               --------   -----------   -----------   ------------   ------------   ------------

CONTRIBUTIONS AND ROLLOVERS
   Employee contributions                             -       340,784       355,721      1,961,952      2,163,734      3,119,727
   Employer contributions                             -       214,073       164,382      1,012,532        968,285      1,343,953
   Rollovers of assets
      Cash                                            -        33,036         6,873         28,395         70,607              -
      Common stock of Union Planters
       Corporation                                    -             -             -              -              -        459,105
                                               --------   -----------   -----------   ------------   ------------   ------------

        Total contributions and rollovers             -       587,893       526,976      3,002,879      3,202,626      4,922,785

   Other receipts                                     -         1,357         1,776         11,542         10,237         35,827
                                               --------   -----------   -----------   ------------   ------------   ------------

        Total additions                          79,899       787,013       854,377      6,234,615      6,815,745     45,505,051
                                               --------   -----------   -----------   ------------   ------------   ------------

DISTRIBUTIONS
   Payments to participants                           -    (1,184,640)     (608,824)    (3,231,308)    (2,103,656)   (22,963,079)
   Other                                              -             -             -              -              -        (41,719)
                                               --------   -----------   -----------   ------------   ------------   ------------

Net increase (decrease)                          79,899      (397,627)      245,553      3,003,307      4,712,089     22,500,253
Mergers of other plans                                -       861,239       473,074      1,453,544      1,696,556     34,334,069
Net transfers                                   610,531      (407,898)     (414,127)    (2,682,248)       271,207      2,905,398
Net assets available for benefits:
   Beginning of period                          283,228     3,470,449     4,312,916     28,226,708     19,928,142     33,382,030
                                               --------   -----------   -----------   ------------   ------------   ------------

   END OF PERIOD                               $973,658   $ 3,526,163   $ 4,617,416   $ 30,001,311   $ 26,607,994   $ 93,121,750
                                               ========   ===========   ===========   ============   ============   ============


                                                    FOR THE YEAR ENDED
                                                     DECEMBER 31, 1997
                                                --------------------------
                                                 OTHER          TOTAL
                                                --------   ---------------
INVESTMENT INCOME
   Interest and dividends                       $  31,700   $   2,457,197
   Net realized gain on sale of investment              -       3,983,966
   Net change in unrealized appreciation
    in the fair value of investments                    -      41,563,339
                                                ---------   -------------

        Net investment income                      31,700      48,004,502
                                                ---------   -------------

CONTRIBUTIONS AND ROLLOVERS
   Employee contributions                               -       7,941,918
   Employer contributions                               -       3,703,225
   Rollovers of assets
      Cash                                              -         138,911
      Common stock of Union Planters
       Corporation                                      -         459,105
                                                ---------   -------------

        Total contributions and rollovers               -      12,243,159

   Other receipts                                       -          60,739
                                                ---------   -------------

        Total additions                            31,700      60,308,400
                                                ---------   -------------

DISTRIBUTIONS
   Payments to participants                             -     (30,091,507)
   Other                                                -         (41,719)
                                                ---------   -------------


Net increase (decrease)                            31,700      30,175,174
Mergers of other plans                                  -      38,818,482
Net transfers                                    (282,863)              -
Net assets available for benefits:
   Beginning of period                            394,218      89,997,691
                                                ---------   -------------

   END OF PERIOD                                $ 143,055   $ 158,991,347
                                                =========   =============

UNION PLANTERS CORPORATION
401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

3. FUND INFORMATION (CONTINUED)

 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                                                                     FOR THE YEAR ENDED DECEMBER 31, 1996
                                             -------------------------------------------------------------------------------------
                                                                             FUND INFORMATION
                                             -------------------------------------------------------------------------------------
                                            PARTICIPANT    MONEY           FIXED                                        COMMON
                                              LOANS        MARKET          INCOME        BALANCED        EQUITY          STOCK
                                             --------   -----------    -----------    ------------    ------------    ------------
INVESTMENT INCOME
   Interest and dividends                    $ 26,241   $   185,403    $     1,491    $      7,661    $      9,315    $    850,420
   Net realized gain on sale of investments         -             -         18,849         131,351               -          19,273
   Net change in unrealized appreciation
    in the fair value of investments                -             -        204,357       2,199,813       2,205,498       5,991,049
                                             --------   -----------    -----------    ------------    ------------    ------------

        Net investment income                  26,241       185,403        224,697       2,338,825       2,214,813       6,860,742
                                             --------   -----------    -----------    ------------    ------------    ------------

CONTRIBUTIONS AND ROLLOVERS
   Employee contributions                           -       339,561        396,399       1,923,581       1,625,160       1,693,037
   Employer contributions                           -       156,831        184,820         972,930         726,566         794,024
   Rollovers of assets
      Cash                                          -        60,848         36,488         394,371         289,732         482,099
      Common stock of Union Planters
       Corporation                                  -             -              -               -               -         392,820
                                             --------   -----------    -----------    ------------    ------------    ------------

        Total contributions and rollovers           -       557,240        617,707       3,290,882       2,641,458       3,361,980
                                             --------   -----------    -----------    ------------    ------------    ------------

        Total additions                        26,241       742,643        842,404       5,629,707       4,856,271      10,222,722
                                             --------   -----------    -----------    ------------    ------------    ------------

DISTRIBUTIONS
   Payments to participants                         -    (1,504,075)      (471,604)     (2,561,833)     (1,604,595)     (2,622,377)
   Other disbursements                              -             -              -               -               -               -
                                             --------   -----------    -----------    ------------    ------------    ------------

Net increase (decrease)                        26,241      (761,432)       370,800       3,067,874       3,251,676       7,600,345
Mergers of other plans                              -       556,812        313,678         887,805         952,604       1,856,403
Net transfers                                  45,719      (107,102)      (587,064)     (1,200,874)      1,685,926         503,737
Net assets available for benefits:
   Beginning of period                        211,268     3,782,171      4,215,502      25,471,903      14,037,936      23,421,545
                                             --------   -----------    -----------    ------------    ------------    ------------

   END OF PERIOD                             $283,228   $ 3,470,449    $ 4,312,916    $ 28,226,708    $ 19,928,142    $ 33,382,030
                                             ========   ===========    ===========    ============    ============    ============


                                                      FOR THE YEAR ENDED
                                                       DECEMBER 31, 1996
                                                 ------------------------------
                                                      OTHER          TOTAL
                                                 -----------      -------------
INVESTMENT INCOME
   Interest and dividends                        $    43,000      $   1,123,531
   Net realized gain on sale of investments                -            169,473
   Net change in unrealized appreciation
    in the fair value of investments                       -         10,600,717
                                                 -----------      -------------

        Net investment income                         43,000         11,893,721
                                                 -----------      -------------

CONTRIBUTIONS AND ROLLOVERS
   Employee contributions                            272,794          6,250,532
   Employer contributions                            114,528          2,949,699
   Rollovers of assets
      Cash                                                 -          1,263,538
      Common stock of Union Planters
       Corporation                                         -            392,820
                                                 -----------      -------------

        Total contributions and rollovers            387,322         10,856,589
                                                 -----------      -------------

        Total additions                              430,322         22,750,310
                                                 -----------      -------------

DISTRIBUTIONS
   Payments to participants                                -         (8,764,484)
   Other disbursements                                (1,650)            (1,650)
                                                 -----------      -------------

Net increase (decrease)                              428,672         13,984,176
Mergers of other plans                                                4,567,302
Net transfers                                       (340,342)                 -
Net assets available for benefits:
   Beginning of period                               305,888         71,446,213
                                                 -----------      -------------

   END OF PERIOD                                 $   394,218      $  89,997,691
                                                 ===========      =============

UNION PLANTERS CORPORATION
401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

4.  INVESTMENTS REPRESENTING 5% OR MORE OF NET ASSETS AVAILABLE FOR BENEFITS

    The following schedule details investments which represent 5% or more of net assets available for benefits at December 31, 1997:


                                             UNITS/
       NAME OF INVESTMENT                  PAR VALUE               COST           FAIR VALUE
       ------------------                  ---------               ----           ----------
COMMON STOCK
  Union Planters Corporation Common
   Stock                                   1,349,785           $24,505,642        $91,616,672

COMMON TRUST FUNDS
  Employee Benefit Trust's Equity Fund
   of Union Planters Bank, National
   Association                               297,377            26,182,959         39,913,366

  Employee Benefit Trust's Fixed Income
   Fund of Union Planters Bank, National
   Association                               141,974            10,604,192         13,276,044

  Westport Bank & Trust Company
   Managed Guaranteed Investment Contract
   Fund                                      320,295             6,404,787          7,521,105

5. Realized Gain on Sale of Investments

   The net realized gain on sale of investments is summarized as follows:

                                                               FOR THE YEAR ENDED
                                                                   DECEMBER 31,
                                                           ------------------------
                                                               1997           1996
                                                           ----------      --------
        Common stock                                       $3,680,879      $ 19,273
        Common trust funds                                    303,087       150,200
                                                           ----------      --------

            Net realized gains on sale of investments      $3,983,966      $169,473
                                                           ==========      ========

UNION PLANTERS CORPORATION
401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

6.  UNREALIZED APPRECIATION

    The net change in unrealized appreciation in the fair value of investments is summarized as follows:

                                                                                     FOR THE YEAR ENDED
                                                                                       DECEMBER 31,
                                                                            ----------------------------------
                                                                                1997                   1996
                                                                            -----------            -----------
         Common stock                                                       $34,738,763            $ 5,991,049
         Common trust funds                                                   6,824,576              4,609,668
                                                                            -----------            -----------

             Net change in unrealized appreciation in the fair value        $41,563,339            $10,600,717
              of investments                                                ===========            ===========


7.   ROLLOVERS OF ASSETS

     During the years ended December 31, 1997 and 1996, the Plan received rollovers of account balances from various participants in other retirement and benefit plans totaling $598,016 and $1,656,358, respectively.

8.   RELATED PARTY TRANSACTIONS

     Certain Plan investments are shares of a money market fund managed by Union Planters Bank, National Association, a wholly-owned subsidiary of the Corporation, and common trust funds of Union Planters Bank, National Association. Union Planters Bank, National Association, is the trustee as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions. Additionally, the Plan held common stock of the Corporation. As previously noted, all necessary expenses of the Plan have been customarily paid by the Corporation.

9.   INCOME TAX STATUS

     The Plan received a favorable determination letter from the Internal Revenue Service dated April 5, 1986 indicating that the Plan is qualified under Internal Revenue Code Section 401(a) and, therefore, not subject to tax under Section 501(a). A determination letter has been requested regarding the amendments to the Plan relative to qualification under
     Section 401(k) and the Tax Reform Act of 1986. The Corporation believes the amendments to the Plan qualify under the Internal Revenue Code of 1986.

UNION PLANTERS CORPORATION
401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

10.  SUBSEQUENT EVENTS

     Subsequent to December 31, 1997, the fair value of the Plan's investment in the common stock of the Corporation has decreased as follows:



                                                     FAIR VALUE
                                                     ----------
                                               DECEMBER 31,      JUNE 4,
                                                  1997           1998(1)
                                              -----------      -----------
    Union Planters Corporation common stock
    (1,349,785 shares)                        $91,616,672      $76,515,937


(1) Number based on a value of $56.6875 per share.

UNION PLANTERS CORPORATION                                            SCHEDULE I
401(K) RETIREMENT SAVINGS PLAN
SCHEDULE OF INVESTMENTS AT DECEMBER 31, 1997

                                                          UNITS/                            FAIR
NAME OF INVESTMENT                                      PAR VALUE          COST             VALUE
------------------                                      ----------     -------------     -------------
 SHORT-TERM INVESTMENTS

  AIM Institutional Prime Fund                           1,909,788     $   1,909,788     $   1,909,788
  Federated Treasury Obligations Fund                    3,484,349         3,484,349         3,484,349
 *United Planters Bank, National Association
   Hi-Yield Masternote                                     165,229           165,229           165,229
                                                        ----------     -------------     -------------
      Total short-term investments                       5,559,366         5,559,366         5,559,366
                                                        ----------     -------------     -------------

 COMMON STOCK

 *Union Planters Corporation Common Stock                1,349,785        24,505,642        91,616,672
  Other Common Stock                                           250                 2             1,218
  Other Stock Purchase Warrants                                600                 2               650
                                                        ----------     -------------     -------------
       Total Common Stock                                1,350,635        24,505,646        91,618,540
                                                        ----------     -------------     -------------

 EQUITY COMMON TRUST FUNDS

 *Employee Benefit Trust's Equity Fund
   of Union Planters Bank, National Association            297,377        26,182,959        39,913,366

 FIXED INCOME COMMON TRUST FUNDS

 *Employee Benefit Trust's Fixed Income Fund
   of Union Planters Bank, National Association            141,974        10,604,192        13,276,044

  Westport Bank & Trust Company
   Managed Guaranteed Investment Contract
   Fund (Trust Employer Identification
   Number 62-0859006)                                      320,295         6,404,787         7,521,105
                                                        ----------     -------------     -------------
        Total fixed income common trust funds              462,269        17,008,979        20,797,149
                                                        ----------     -------------     -------------
        Total common trust funds                           759,646        43,191,938        60,710,515

 NOTES RECEIVABLE FROM PARTICIPANTS

  Notes receivable from participants, secured
    by vested interests in plan assets, interest
    at 7.11% to 11% (Union Planters Bank, National
    Association floating consumer prime rate), with
    original maturities of one to seven years              908,055           908,055           908,055
                                                        ----------     -------------     -------------
          Total investments                              8,577,702     $  74,165,005     $ 158,796,476
                                                        ==========     =============     =============

* Represents an investment with a party-in-interest.

                                                                     SCHEDULE II

UNION PLANTERS CORPORATION
401(K) RETIREMENT SAVINGS PLAN
SCHEDULE OF REPORTABLE TRANSACTIONS (1)
FOR THE YEAR ENDED DECEMBER 31, 1997

                                     SALES               COST OF        VALUE AT DATE    GAIN ON
NAME OF INVESTMENT                PROCEEDS(2)            ASSETS        OF TRANSACTION    SALE(2)
                                  -----------          ---------      --------------    ---------
*Employee Benefit Trust's Equity
 Fund of Union Planters Bank,
 National Association
   Various purchases                                    4,411,299        4,411,299
   Various sales                    1,734,482           1,108,472        1,734,482         626,010

*Union Planters Corporation
 Common Stock
   Various purchases                                   10,037,914       10,037,914
   Various sales                     4,002,197          1,362,235        4,002,197       2,639,962


(1) Reportable transactions are individual or groups of similar transactions as defined which exceed 5% of Plan assets as of the beginning of the year.

(2)  There were no expenses incidental to these transactions.

* Represents an investment with a party-in-interest.